SEALSQ Enters into Warrant Exercise Transaction for $69.0 Million in Gross Proceeds

Geneva, Switzerland, October 6, 2025-- SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or “Company”), a company that focuses on developing and selling Semiconductors, PKI and Post-Quantum technology hardware and software products, announced today that it has entered into an agreement with several institutional investors, led by Heights Capital Management, Inc., that are existing holders of its warrants wherein the investors agreed to exercise the entirety of the Company’s 15,000,000 outstanding Class A Black Scholes Warrants issued in July 2025 (the “Existing Warrants”), to purchase an aggregate of 15,000,000 ordinary shares for cash at the exercise price of $4.60 per share (the “Offering”).

The gross proceeds of the exercise of the Existing Warrants to the Company, before deducting estimated expenses and fees, are expected to be approximately $69.0 million.

In consideration for the immediate exercise of the Existing Warrants for cash, the exercising holders will receive, in addition to the specified aggregate 15,000,000 ordinary shares, new Class C Warrants to purchase up to an aggregate of 26,250,000 ordinary shares (the “New Warrants”). The New Warrants will be immediately exercisable for one ordinary share at an exercise price of $5.10 per share and will expire seven years from the issuance date. Additionally, the Company agrees to amend the Existing Warrants to provide for the issuance of ordinary shares or pre-funded warrants, at the option of the holder, upon the exercise of the Existing Warrants, if, as a result of the exercise of the Existing Warrants, the holder’s beneficial ownership of the Company’s ordinary shares would exceed such holder’s beneficial ownership blocker election as set forth in its Existing Warrants immediately following such exercise.

Maxim Group LLC acted as warrant inducement agent and Cantor Fitzgerald & Co. and Maxim Group LLC acted as financial advisors in connection with the transaction.

The New Warrants described above are being offered pursuant to an effective shelf registration statement on Form F-3 (File No. 333-286098) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on April 2, 2025. The Offering is being made only by means of a prospectus supplement and accompanying prospectus that form a part of the effective shelf registration statement. A prospectus supplement relating to the securities to be issued in the Offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the Offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or by telephone at (212) 895-3745.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable. Our strategy also involves using our cash and other sources of liquidity to maximize shareholder value, including through potential investment and/or acquisition opportunities.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries. For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding the anticipated warrant inducement transaction, the expected exercise of Class A Warrants, the issuance of ordinary shares and/or pre-funded warrants and new Class C Warrants, the timing and terms of such transaction, the amount and anticipated use of proceeds, and the Company’s operational and financial expectations.

These forward-looking statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks and uncertainties include, among others: whether the warrant inducement transaction occurs on the expected terms and timeline, or at all; the level and timing of exercises of Class A Warrants; the issuance and terms of any pre-funded warrants and new Class C Warrants; satisfaction of closing or other customary conditions; market, trading price, and volatility effects; dilution to existing shareholders; the Company’s ability to execute its business strategy and use proceeds as currently expected; liquidity and capital needs; compliance with applicable listing requirements; regulatory, legal, and tax developments; general economic and market conditions; and risks described under “Risk Factors” in the Company’s most recent Annual Report on Form 20-F, F-3 Registration Statement, Current Reports on Form 6-K, and other filings with the SEC. Any forward-looking statement speaks only as of the date of this press release, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Press and Investor Contacts

SEALSQ Corp.

Carlos Moreira

Chairman & CEO

Tel: +41 22 594 3000

info@sealsq.com

SEALSQ Investor Relations (US)

The Equity Group Inc.

Lena Cati

Tel: +1 212 836-9611 / lcati@theequitygroup.com